SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,581	Filing Party: :	Arigene Co., Ltd.
Form or Registration No.:	Schedule TO-T	Date Filed: :	October 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 amends and supplements Items 1, 7 and 11 in the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, and as amended on October 27, 2009 and on November 4, 2009, by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009, as amended and supplemented to date (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time, and copies of which were filed as exhibits to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule TO as amended to date remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

In the Section of the Offer to Purchase entitled “SUMMARY TERM SHEET – Frequently Asked Questions,” the answer to the question “Do you have the financial resources to make payment?” is hereby deleted in its entirety and replaced with the following:

“Not at this time. The Parent, our parent company, has agreed to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. However, the Parent has not yet provided us with the funds required to purchase Shares pursuant the Offer and to complete the Merger, and the Parent does not currently have the cash on hand to provide the total funding required. The Parent is currently seeking alternative financing arrangements or alternative financing plans in support of the Offer, and will provide updated information about any financing obtained for purposes of funding the Offer and the Merger when available. The Parent is also seeking an extension to the expiration date for the Offer, to allow sufficient time to obtain such alternative financing and communicate the availability and source of funds to the Company’s stockholders. Although the Offer is not subject to a financing condition under the terms and conditions of the Merger Agreement, if the Parent does not obtain sufficient cash to fund the Purchaser’s acquisition of Shares validly tendered and pay related fees and expenses, the Parent and the Purchaser will be unable to accept any Shares tendered and make payment for such Shares, in which case the tendered Shares will be promptly returned to the tendering stockholders.

See also Section 9 — “Source and Amount of Funds.”

In the Section of the Offer to Purchase entitled “SUMMARY TERM SHEET – Frequently Asked Questions,” the answer to the question “Is your financial condition relevant to my decision to tender my Shares in the Offer?” is hereby deleted in its entirety and replaced with the following:

“No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

although the Parent has indicated a lack of sufficient cash on hand at this time to consummate purchases of Shares pursuant to the Offer, either the Parent will obtain sufficient funds, make timely disclosures regarding such funding and provide the necessary funds to the Purchaser in a timely manner to enable the Purchaser to purchase all Shares validly tendered in the Offer and not validly withdrawn, or the Purchaser will promptly return all tendered Shares upon expiration of the Offer; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See also Section 9 — “Source and Amount of Funds.”

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 9 of the Offer to Purchase entitled “Source and Amount of Funds,” is hereby deleted in its entirety and replaced with the following:

“9. Source and Amount of Funds.

The Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger pursuant to the terms of the Merger Agreement is approximately $85,000,000, including related transaction fees and expenses. At the time of execution of the Merger Agreement and initial distribution of the Offer to Purchase, the Parent had sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and intended to provide the Purchaser with sufficient funds to consummate such transactions. Subsequent to such events and disclosures, the Parent’s financial condition changed and on November 10, 2009, the Parent notified representatives of the Company that it no longer has the cash on hand necessary to fund purchases of Shares pursuant to the Offer. The Parent is currently seeking alternative financing arrangements or alternative financing plans in support of the Offer, and will provide updated information about any financing obtained for purposes of funding the Offer and the Merger when available. The Parent is also seeking an extension to the expiration date for the Offer, to allow sufficient time to obtain such alternative financing and communicate the availability and source of funds to the Company’s stockholders. Although the Offer is not subject to a financing condition under the terms and conditions of the Merger Agreement, if the Parent does not obtain sufficient cash to fund the Purchaser’s acquisition of Shares validly tendered and pay related fees and expenses, the Parent and the Purchaser will be unable to accept any Shares tendered and make payment for such Shares, in which case the tendered Shares will be promptly returned to the tendering stockholders.

The Parent and the Purchaser do not think their financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

although the Parent has indicated a lack of sufficient cash on hand at this time to consummate purchases of Shares pursuant to the Offer, either the Parent will obtain sufficient funds, make timely disclosures regarding such funding and provide the necessary funds to the Purchaser in a timely manner to enable the Purchaser to purchase all Shares validly tendered in the Offer and not validly withdrawn, or the Purchaser will promptly return all tendered Shares upon expiration of the Offer; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.”

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is amended to add the following paragraphs at the end of the Legal Proceedings section thereof:

“On October 29, 2009, plaintiff’s counsel filed an amended complaint in Robert Haas v. Martin Mattingly, et al. in the United States District Court for the Middle District of North Carolina. The amended complaint was for purposes of correcting the statutory section references under which the complaint was being brought.

On November 10, 2009, counsel for the plaintiff and the Company executed a Memorandum of Understanding (“MOU”), pursuant to which, inter alia, the Company would make additional public disclosures (which were included in the Company’s Amendment No. 2 to its Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 10, 2009), and all claims in the action would be dismissed in accordance with the terms of the MOU. The settlement of the action is subject to negotiation of definitive settlement documentation and approval by the United States District Court for the Middle District of North Carolina and is conditioned upon consummation of the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009	RTM Acquisition Company

	By:	/S/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: November 12, 2009	Arigene Co., Ltd.

	By:	/S/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer